April 4, 2013

Mr. Ed Bartz

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:                             Touchstone Funds Group Trust (File No. 333-186970) (the “Trust”).

Dear Mr. Bartz:

On behalf of the Trust, attached is Pre-Effective Amendment No. 1 to the Trust’s registration statement on Form N-14 (“PEA 1”) filed pursuant to the Investment Company Act of 1940, as amended, and the Securities Act of 1933, as amended.  PEA 1 amends the registration statement on Form N-14 previously filed on February 28, 2013, and is being filed primarily to include within the body of the prospectus-proxy statement and statement of additional information certain changes responsive to oral comments provided by the Staff of the Securities and Exchange Commission (the “Staff”) on March 28, 2013.

As previously discussed, the Trust intends to accompany PEA 1 with a request that the effective date of PEA 1 be accelerated to April 4, 2013 or as soon as practicable thereafter. If the acceleration request is granted, the Registrant estimates that copies of the proxy materials will be released to shareholders of the Short Duration Fixed Income Fund on or around April 12, 2013.

For your convenience, your comments are set out below in italicized text and each comment is followed by the Trust’s response.

Prospectus/Proxy Statement — Summary

1.              In response to the question “How will the Reorganization affect me?” please provide an estimate of the dollar costs of the reorganization.

Response:                                        All of the costs of the Reorganization will be borne by Touchstone Advisors, Inc.  Because the Acquiring Fund and the Acquired Fund (the “Funds”) are not paying the costs of the Reorganization, the Trust believes the current disclosure is sufficient and it is not necessary to disclose the costs of the Reorganization.

2.              In the question “How do the Funds’ investment goals and principal investment strategies compare?” please provide an example of effective duration.

Response:                                        The Trust has included an example.

3.              In the question “Who will be the Advisor, Sub-Advisor, and Portfolio Manager of my Fund after the Reorganization?  What will the advisory fees be after the Reorganization?” please clarify when Ms. Barbara McKenna started at Longfellow Investment Management Co.

Response:                                        The Trust has updated this section.

Prospectus/Proxy Statement — Additional Information About the Funds

4.              In the section “Selling Your Shares Through Touchstone Securities — By Wire” please include the wire redemption fee disclosed in the fee table.

Response:                                        The Trust has updated this section.

Prospectus/Proxy Statement — Incorporation by Reference

5.              The Staff notes that the Ultra Short Fund’s prospectus is being incorporated by reference. Please confirm that a copy of the Ultra Short Fund’s Fund prospectus will accompany the proxy materials.

Response: The Trust confirms that a copy of the Ultra Short Fund’s prospectus will accompany the proxy materials.

6.              Please include as an exhibit to the Form N-14 the expense limitation agreement referred in the footnotes to the fee tables.

Response:  The expense limitation agreement is attached to this amendment as an exhibit.

Prospectus/Proxy Statement — Power of Attorney

7.              Please update the power of attorney to reflect the filings 1933 Act file number.

Response: The Trust has included as an exhibit a power of attorney reflecting this filing’s 1933 Act number.

Statement of Additional Information — Portfolio Alignment

8.              Please identify any securities expected to be sold prior to merger to align the Funds portfolios and disclose the estimated brokerage costs associated with the alignment.

Response: Neither the Acquired Fund nor the Acquiring Fund expect to sell any securities prior to the merger.  Any post-merger positioning will depend on market factors as determined by the sub-adviser, and therefore, cannot be identified at this time.    The trust has updated this section to disclose the estimated brokerage costs associated with the alignment.

Statement of Additional Information — NAST Analysis

9.              In the notes to the pro forma tables, please disclose the accounting survivor.

Response:  The Trust has updated its disclosure to state that the Ultra Short Duration Fixed Income Fund will be the accounting survivor.

10.       Please provide the analysis supporting the identity of the surviving fund for accounting purposes and the calculation of performance, in accordance with the Staff’s position in North American Security Trust, (pub. avail. Aug. 5, 1994).

Response: Please see the requested analysis set forth in Exhibit B to this letter.

*                                         *                                         *

This letter incorporates by reference the “Tandy Letter” signed by an officer of the Trusts, which is attached as Exhibit A.  If you have any further questions or comments, please contact me at 513.629.2941.

Sincerely,

/s/ Bo James Howell
Bo James Howell
303 Broadway, Suite 1100
Cincinnati, OH 45202
(513) 629-2941
bo.howell@wslife.com

Cc:                             Terrie Wiedenheft

John M. Ford, Esq.

Exhibit A

April 4, 2013

Mr. Ed Bartz

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:                             Touchstone Funds Group Trust (File No. 333-186970) (the “Trust”).

Dear Mr. Bartz:

In connection with the Trust’s response to certain oral comments received from the Commission staff on March 28, 2013, with respect to the Staff’s review of the Trust’s Form N-14 previously filed on February 28, 2013, the Trust is providing the following representations, as instructed:

The Trusts acknowledge that (i) each is responsible for the adequacy and accuracy of the disclosure in the applicable filings, (ii) Commission staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filings, and (iii) the Trusts may not assert staff comments with respect to the filings as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions concerning this letter to Bo James Howell, Esq., of Western & Southern Financial Group, internal counsel to the Trust, at 513.629.2941.

Very truly yours,

/s/ Terrie Wiedenheft
Terrie Wiedenheft
Treasurer

Exhibit B

ACCOUNTING SURVIVOR ANALYSIS

As of 12/31/12	Touchstone Short Duration Fixed Income Fund	Touchstone Ultra Short Duration Fixed Income Fund

Net Assets:	$91,623,652	$573,449,097
Inception:	A-NA C-NA Y-05/04/2009 Z-03/01/1994 Inst-NA	A-04/12/2012 C-04/12/2012 Y-04/12/2012 Z-03/01/1994 Inst-04/12/2012
Current Advisor:	Touchstone Advisors, Inc.	Touchstone Advisors, Inc.
Surviving Advisor:	Touchstone Advisors, Inc.	Touchstone Advisors, Inc.
Current Sub-Advisor:	Longfellow Investment Management Co.	Fort Washington Investment Advisors, Inc.
Surviving Sub-Advisor:	Fort Washington Investment Advisors, Inc.	Fort Washington Investment Advisors, Inc.
Current Diversification:	Diversified	Diversified
Diversification after Merger:	Diversified	Diversified

With respect to the issue of which fund should be the accounting and performance survivor in the proposed merger of the Touchstone Short Duration Fixed Income Fund into the Touchstone Ultra Short Duration Fixed Income Fund (together, the “Funds”), it is the view of the registrant and its counsel that the only accounting and performance survivor of the merger should, for the reasons discussed below, be the Touchstone Ultra Short Duration Fixed Income Fund.

The Securities and Exchange Commission (the “SEC”) staff has consistently held to the principles expressed in the North American Security Trust (“NAST”) no-action letter (publicly available August 5, 1994) in analyzing which party to a merger should be deemed to be the accounting survivor of such transaction.  In NAST, the staff stated that:

[i]n determining whether a surviving fund, or a new fund resulting from a reorganization, may use the historical performance of one of several predecessor funds, funds should compare the attributes of the surviving or new fund and the predecessor funds to determine which predecessor fund, if any, the surviving or new fund most closely resembles. Among other factors, funds should compare the various funds’ investment advisers; investment objectives, policies and restrictions; expense structures and expense ratios; asset size; and portfolio composition. These factors are substantially similar to the factors the staff considers in determining the accounting survivor of a business combination involving investment companies.

Based on the NAST factors described above, the Touchstone Ultra Short Duration Fixed Income Fund should be considered the accounting and performance survivor. Each of the factors is analyzed below.

1.                                       Investment Advisor:

Both funds are advised by Touchstone Advisors, Inc. (“Touchstone”).  Touchstone has engaged a sub-advisor to manage the investments for each of the funds. Both funds are currently managed in a similar manner. Although Touchstone Advisors, Inc. has general supervisory responsibility as investment advisor, decisions to buy and sell securities and implementation of investment strategies is the sole responsibility of the sub-advisor.

Fort Washington Investment Advisors, Inc. (“FWIA”) currently sub-advises the Ultra Short Duration Fixed Income Fund.  FWIA will continue to sub-advise the Touchstone Ultra Short Duration Fixed Income Fund after combination of the two Funds in the merger.  Longfellow Investment Management Co. (“Longfellow”) currently sub-advises the Short Duration Fixed Income Fund.  Longfellow will not sub-advise the Touchstone Ultra Short Duration Fixed Income Fund after the merger.

2.                                       Investment Objectives Policies and Restrictions:

The investment goals and principal investment strategies of the Touchstone Ultra Short Duration Fixed Income Fund and the Touchstone Short Duration Fixed Income Fund are similar.

•                  Both Funds seek maximum total return consistent with the preservation of capital.

•                  Both Funds primarily invest in investment-grade debt securities that the Funds’ portfolio managers believe are attractively priced relative to the market or to similar investments.

•                  Both Funds may invest in securities with any maturity or duration.

•                  Both Funds are classified as diversified companies under the 1940 Act

•                  Touchstone Ultra Short Duration Fixed Income Fund seeks to maintain an effective duration of one year or less under normal market conditions.

•                  Touchstone Short Duration Fixed Income Fund seeks to maintain an effective duration of between one and three years under normal market conditions.

Following the combination of the two Funds in the merger, the Touchstone Ultra Short Duration Fixed Income Fund will continue to seek to maintain an effective duration of one year or less under normal market conditions.

3.                                       Expense Structure and Expense Rates:

The expense structure and sales load structure subsequent to the merger will be that of the Touchstone Ultra Short Duration Fixed Income Fund. The management fee for both the Touchstone Ultra Short Duration Fixed Income Fund and Touchstone Short Duration Fixed Income Fund is 0.25% annualized and based on the average daily net assets.  The Total Annual Operating Expenses of the Touchstone Ultra Short Duration Fixed Income Fund as a percentage of net assets are less than those of the Touchstone Short Duration Fixed Income Fund. The expense caps of the Touchstone Ultra Short Duration Fixed Income Fund (Y Shares 0.44% and Z shares 0.69%) are lower than those of the corresponding classes of the Touchstone Short Duration Fixed Income Fund (Y Shares 0.49% and Z Shares 0.74%).  Both funds Y and Z shares are sold at NAV without an initial sales charge.

4.                                       Asset Size:

As of December 31, 2012, the net assets of each Fund are approximately as follows:

Touchstone Short Duration Fixed Income Fund -	$92 million
Touchstone Ultra Short Duration Fixed Income Fund -	$573 million

The Touchstone Ultra Short Duration Fixed Income Fund is a significantly larger fund.

5.                                       Portfolio Composition:

This factor is discussed above in analyzing difference in investment policies and restrictions.

Both Funds commenced operations in 1994.  The Board of Trustees of the Touchstone Ultra Short Duration Fixed Income Fund will remain as the Board of the Fund after the merger.  In conclusion, the fact that both Funds are managed in a similar manner and have similar investment strategies, the fact that the combined funds will seek to maintain an effective duration of one year or less under normal market conditions as the Touchstone Ultra Short Duration Fixed Income Fund currently does,  the fact the Touchstone Ultra Short Duration Fixed Income Fund’s assets are significantly larger, and the fact that all other factors were neutral, the accounting survivor of the merger should be considered to be the Touchstone Ultra Short Duration Fixed Income Fund.